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SCHEDULE 13D PAGE 1 OF 8 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        LOGANSPORT FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    541209102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stanley J. Bradshaw
                                  P.O. Box 1972
                               Pinehurst NC 28370
                                 (910) 295-7029
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240. 13d-7(b) for other parties to whom copies are to be sent.



----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D PAGE 2 OF 8 PAGES
CUSIP NO. 541209102


1.       Names of Reporting Persons:  The Roosevelt Group, L.L.C.

         I.R.S. Identification Nos. of Above Persons (entities only):

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.
                  --------------------------------------------------------------
         b.       X
                  --------------------------------------------------------------

3.       SEC Use Only
         -----------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         WC
         -----------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable
         -----------------------------------------------------------------------

6.       Citizenship or Place of Organization:

         Missouri limited liability company
         -----------------------------------------------------------------------
                7.  Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    40,000 - with Reporting Person Bradshaw
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    40,000 - with Reporting Person Bradshaw
         -----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         40,000
         -----------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         The amount in Row (11) does not include the 45,500 shares owned by Pulaski Financial Corporation of St. Louis, Missouri ("Pulaski"). Reporting person Bradshaw serves as an Advisory Director to Pulaski. Pulaski's holdings represent 4.99% of the shares outstanding of the Issuer. Neither Roosevelt nor Bradshaw claim any beneficial interest in Pulaski's holdings of the Issuer's shares and disclaim the existence of any group with Pulaski with respect to the Issuer.
         -----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11): 4.4%

         -----------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions) PN


         -----------------------------------------------------------------------

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SCHEDULE 13D PAGE 3 OF 8 PAGES
CUSIP NO. 541209102


1.       Names of Reporting Persons:  Bradshaw Capital Management, L.L.C.

         I.R.S. Identification Nos. of Above Persons (entities only):
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.
                  --------------------------------------------------------------
         b.       X
                  --------------------------------------------------------------

3.       SEC Use Only

         -----------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         WC
         -----------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable
         -----------------------------------------------------------------------

6.       Citizenship or Place of Organization:  United States citizen

         -----------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    33,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    40,000 - with Reporting Person Roosevelt
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    33,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    40,000 - with Reporting Person Roosevelt
         -----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         73,000
         -----------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         The amount in Row (11) does not include the 45,500 shares owned by Pulaski Financial Corporation of St. Louis, Missouri ("Pulaski"). Reporting Person Bradshaw serves as an Advisory Director to Pulaski. Pulaski's holdings represent 4.99% of the shares outstanding of the Issuer. Neither Roosevelt nor Bradshaw claim any beneficial interest in Pulaski's holdings of the Issuer's shares and disclaim the existence of any group with Pulaski with respect to the Issuer.
         -----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11): 8.0%

         -----------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions) PN

         -----------------------------------------------------------------------

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SCHEDULE 13D PAGE 4 OF 8 PAGES
CUSIP NO. 541209102

ITEM 1.           SECURITY AND ISSUER

         a)       Common Stock of Logansport Financial Corporation

         b)       The address of the Issuer's principal executive offices is:

                  723 East Broadway, Logansport IN 46947

ITEM 2.           IDENTITY AND BACKGROUND

         Regarding Reporting Person The Roosevelt Group, L.L.C.

         a)       The Roosevelt Group, L.L.C. ("Roosevelt")

         b)       400 North Fifth Street, Suite 200
                  St. Charles, Missouri  63301

         c)       Organized under the laws of the State of Missouri

         d) Roosevelt's principal business is investment in securities of financial institutions

         e) During the last five years, Roosevelt has not been convicted in any criminal proceeding.

         f) During the last five years, Roosevelt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Regarding Reporting Person Bradshaw Capital Management, L.L.C.

         a)       Bradshaw Capital Management, L.L.C. ("Bradshaw")

         b)       P.O. Box 1972
                  Village of Pinehurst, North Carolina 28370

         c)       Organized under the laws of the State of North Carolina.

         d) Bradshaw's principal business is investment in securities of financial institutions and providing advisory services to financial institutions.

         e) During the last five years, Bradshaw has not been convicted in any criminal proceeding.

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SCHEDULE 13D PAGE 5 OF 8 PAGES
CUSIP NO. 541209102


         f) During the last five years, Bradshaw has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The subject securities were acquired at a cost of $953,300.19 using funds paid to Roosevelt as capital contributions by its members, and funds provided to Bradshaw by its sole member for investment.

ITEM 4.           PURPOSE OF TRANSACTION:

The purpose of the new filing is to disclose the acquisition by the Reporting Persons of additional shares of the Issuer. The Reporting Person's holdings represent 8.0% of the Issuers' outstanding shares at the time of this filing, up from the 6.19% disclosed in the previous filing.

Further, the Reporting Persons have continued their discussions with the Issuers' management. Such discussions have included the Reporting Persons' desire to increase their stake above 10% of the outstanding shares, as well as the Reporting Persons' interest in having representation on the Issuers' Board of Directors.

On June 26, 2002, the Reporting Persons filed a notice with the Office of Thrift Supervision under applicable Change of Control regulations seeking permission to increase their stake to up to 24.9% of the Issuer's outstanding shares.

The discussions also gave the Reporting Persons an opportunity to express appreciation for Issuer's Management's actions taken since the Reporting Persons' last filing in January of 2002. The Reporting Persons noted a lessening of the Issuer's problem with excess capital and currently expect that earnings per share and return on equity will show a noticeable improvement when the results for the quarter ending June 30, 2002 are publicly released by the Issuer during July. However, the Reporting Persons stressed the need for continuing capital management transactions as well as the need for higher earnings per share and a higher return on stockholders' equity in order for the Issuer to remain as an independent company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         AS TO REPORTING PERSON ROOSEVELT

         a)       Amount beneficially owned: 40,000

         b)       Percent of class: 4.4%

         c)       Number of shares as to which the person has:



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SCHEDULE 13D PAGE 6 OF 8 PAGES
CUSIP NO. 541209102

                  (i)      Sole power to vote or to direct the vote: -0-

                  (ii) Shared power to vote or to direct the vote: 40,000 - with Reporting Person Bradshaw

                  (iii)    Sole Power to dispose or direct the disposition of:
                           -0-

                  (v)      Shared power to dispose or to direct the disposition:
                           40,000 - with Reporting Person Bradshaw

                  (v) Additionally, Stanley J. Bradshaw, sole member of Reporting Person Bradshaw Capital Management, LLC and Chairman of Reporting Person The Roosevelt Group, LLC, is an Advisory Director of Pulaski Financial Corporation of St. Louis, Missouri. Pulaski owns 45,500 shares of the Issuer, which represents 4.99% of the outstanding shares of the issuer. Both Reporting Person Bradshaw and Reporting Person Roosevelt disclaims beneficial ownership of any of the Pulaski-owned shares.

                           Pulaski has not acquired any shares of the issuer during the past 60 days. Pulaski did dispose of 5,000 shares of the Issuer recently in order to reduce its stake to below 5%. The transactions were executed in the open market and did not involve either Reporting Person Bradshaw or Reporting Person Roosevelt.

         d) Transactions in the subject securities within the past 60 days:

         Date of Transaction    Number of Shares   Price per Share  How Effected
         -------------------    ----------------   ---------------  ------------
         June 27, 2002          800                $17.20           Open Market
         June 27, 2002          1300               $17.45           Open Market

         AS TO REPORTING PERSON BRADSHAW

         a)       Amount beneficially owned: 73,000

         b)       Percent of class: 8.0%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 33,000

                  (ii) Shared power to vote or to direct the vote: 40,000 - with Reporting Person Roosevelt

                  (iii)    Sole Power to dispose or direct the disposition of:
                           33,000



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SCHEDULE 13D PAGE 7 OF 8 PAGES
CUSIP NO. 541209102

                  (iv)     Shared power to dispose or to direct the disposition:
                           40,000 - with Reporting Person Roosevelt

         d) Transactions in the subject securities within the past 60 days:

         Date of Transaction   Number of Shares   Price per Share   How Effected
         -------------------   ----------------   ---------------   ------------
         June 27, 2002         2500               17.25             Open Market
         June 27, 2002         200                17.45             Open Market
         June 28, 2002         2600               17.99             Open Market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Because Stanley J. Bradshaw, the sole member of Bradshaw is Chairman and Chief Executive Officer of Roosevelt, Bradshaw has shared power to dispose of and vote Roosevelt's shares in the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT 99.1. Agreement between The Roosevelt Group, L.L.C. and Bradshaw Capital Management, L.L.C. regarding joint filing of Schedule 13D.




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SCHEDULE 13D PAGE 8 OF 8 PAGES
CUSIP NO. 541209102


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        Date: June 28, 2002

                                        THE ROOSEVELT GROUP, L.L.C.

                               By:      /s/ Stanley J. Bradshaw
                                        ----------------------------------------
                                        Signature

                                        Stanley J. Bradshaw, Chairman
                                        ----------------------------------------
                                        Name/Title

                                        Date: June 28, 2002

                                        BRADSHAW CAPITAL MANAGEMENT,
                                        L.L.C.

                               By:      /s/ Stanley J. Bradshaw
                                        ----------------------------------------
                                        Signature

                                        Stanley J. Bradshaw, President
                                        ----------------------------------------
                                        Name/Title